ISSUED ON BEHALF OF REED ELSEVIER NV

16 June 2009

PDMR Shareholding

Reed Elsevier received notification yesterday, that on 12 June 2009 Mr Mike Rusbridge, a PDMR of Reed Elsevier sold 6,000 Reed Elsevier NV ordinary shares at €8.2482 per share.